SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2015
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

MANUAL FOR PARTICIPATION IN GENERAL MEETINGS

191st Extraordinary General Meeting

July 30, 2015

TABLE OF CONTENTS

1. Message from the Chairman of the Board of Directors	3

2. Guidance for Participation in the General Meeting	4
Attending Shareholder	4
Shareholder Represented by Proxy	4
Holders of ADRs	4

3. Call Notice	5

4. Information on the matter to be analyzed and discussed at the 191st Extraordinary General Meeting	6
Fulfillment of vancacy in the Company’s Board of Directors	6

Annex (Anexo - only in Portuguese)
I - item 12.6 to 12.10 of CVM’s Reference Form (annex 24 to CVM’s Rule 480/2009)

Manual para participação em Assembleia Geral de Acionistas 2/7

1. Message from the Chairman of the Board of Directors

Dear Shareholder:

It is with immense pleasure that I present to you this Manual for Participation in the Annual General Meeting of the Companhia Paranaense de Energia - Copel, with general guidance for an effective participation and exercise of the vote.

This manual has been prepared based on Copel's Corporate Governance policy, which is founded on transparency and equity.

The manual aims to present, in a clear and brief way, the information related to the Company’s Annual General Meeting, seeking thereby to contribute for the understanding of the proposals for resolution and to encourage the participation of shareholders in the events of the annual corporate agenda of the Company.

Copel’s 191st Extraordinary General Meeting (EGM) was called for July 30, 2015, at 2:30 p.m., at the Company’s headquarters located at Rua Coronel Dulcídio 800, in the city of Curitiba.

The matter to be presented in the EGM for resolution of shareholders is described in the Call Notice and in this manual as well as the types of shares granting the right to vote on the item of the agenda. Given the current number of Company shareholders, this manual seeks to encourage and enable participation in the General Meetings.

Your participation is very important, considering that issues relevant to the Company are dealt with in the meetings.

Sincerely,

Fernando Xavier Ferreira

Chairman of the Board of Directors

Manual para participação em Assembleia Geral de Acionistas 3/7

2. Guidance for Participation in the General Meeting

Copel’s shareholders may take part in the General Meeting by attending the meeting at the Company’s headquarters and voting, or by appointing a proxy to represent them, as described below.

Attending Shareholder

The shareholder wishing to take part in the General Meeting shall arrive a few minutes before the time indicated in the Call Notice and bear the following documents:

•  Identity card (RG), Alien’s Identity Card (RNE), Brazilian Driver’s License (CNH) or an accreditation card issued by an official professional organization; and

• Proof as Company shareholder issued by a depositary financial institution or a custodian agent or through the shareholding position issued by Copel.

Shareholder Represented by Proxy

The shareholder who is not able to attend the meeting and wishes to take part in the General Meeting may appoint a proxy with powers to represent him/her.

Pursuant to Article 126, paragraph 1, of the Brazilian Corporation Law no. 6,404/1976, the proxy shall be a shareholder, lawyer or manager of the Company or of a financial institution/investment fund. The proxy shall have been appointed not more than one year before the date of the General Meeting.

The documents required are the following:

• Power of attorney with special powers for representation at Copel’s General Meeting, bearing a notarized signature of the grantee (shareholder);

• Bylaws or Article of Incorporation and instrument of election/appointment of the managers in the event of the grantee being a legal entity; and

• Proof of ownership of the shares issued by the Company, conferred by the depositary financial institution and/or custodian.

Note: the documents mentioned in the second item above shall be forwarded to Copel’s headquarters, Diretoria de Finanças e de Relações com Investidores, Departamento de Acionistas e Custódia, at Rua Coronel Dulcício nº 800 - 3rd floor, preferably 48 hours prior to the Meeting.

Holders of ADRs

The financial depositary institution of American Depositary Receipts (ADRs) in the United States, The Bank of New York Mellon, will send the powers of attorney to the holders of ADRs, so that they exercise their voting right at the General Meeting.

The participation shall take place through Banco Itaú, representative of The Bank of New York Mellon in Brazil.

Should there be any doubt concerning the General Meeting procedures and deadlines, please contact the Shareholders and Custody Department (Departamento de Acionistas e Custódia) at the telephone number (55 41) 3331-4269 or through the e-mail address acionistas@copel.com.

Manual para participação em Assembleia Geral de Acionistas 4/7

3. Call Notice

The Shareholders of Companhia Paranaense de Energia - Copel are invited to attend the Extraordinary General Meeting to be held on July 30, 2015, at 2:30 p.m. at the Company’s head office located at Rua Coronel Dulcídio, 800, Curitiba, to decide on the following agenda:

1. Fulfillment of vacancy in the Company’s Board of Directors.

Notes: a) Documents referring to the matters to be discussed at the Extraordinary Shareholders’ Meeting, in addition to the Manual for Attendance in Meetings, are available for shareholders’ consultation at the Company’s headquarters as well as on its website (www.copel.com); b) Powers-of-attorney for the Extraordinary Shareholders’ Meeting shall be filed at the Company’s head office, at the Shareholders and Custody Department of the Chief Financial and Investors’ Relations Office, at Rua Coronel Dulcídio, 800, 3º andar, Curitiba, at least forty-eight hours prior to the meeting.

Curitiba, June 29, 2015

Fernando Xavier Ferreira

Chairman of the Board of Directors

Publication

This Call Notice was published, pursuant to the Brazilian Corporation Law, in the Official Gazette of the State of Paraná and in the newspaper Gazeta do Povo, as of June 29, 2015, editions being also available on the Company’s website (www.copel.com).

Manual para participação em Assembleia Geral de Acionistas 5/7

4. Information on the matter to be examined and discussed at the

Extraordinary Shareholders’ Meeting (ESM)

Below, the Company’s Management presents some clarifications related to the item for resolution at the ESM for the exercise of a conscious vote.

4.1 Fulfillment of vacancy in the Company’s Board of Directors

Clarifications

Copel’s Board of Directors is a decision-making body, composed of 7 (seven) or 9 (nine) members, Brazilian, shareholders, residing in the country and elected by the General Assembly, pursuant to the Brazilian Corporation Law (Law no. 6,404/76).

The Board of Directors has as its main duty the laying down of the overall strategy for the Company business.

In accordance with Law no. 6,404/1976 (Brazilian Corporation Law), in order to take office, all Board members shall sign a clearance certificate declaring that they are not impeded by any crimes provided for by law from performing business activities, and they shall also execute the Investiture Instrument and the Instruments of Adhesion to the Policies for Disclosure of Material Information and Maintenance of Confidentiality and for Trading of Securities issued by Copel itself, set forth by CVM Rule no. 358/2002, through which they undertake to comply with the rules therein.

Additionally, the members of the Board of Directors, in order to take office, shall sign a Management Consent Form as referred in the Corporate Governance Practices of Level 1 Regulation ("Level 1 Regulation") of BM&Fbovespa -Securities, Commodities and Futures Exchange, in compliance with article 30 of the Company’s Bylaws.

Voting right

Copel’s Board of Directors is composed of 9 (nine) members and the board vacancies, due to the end of term of office, are filled as follows:

a) five are appointed by the State of Paraná, the Company’s main shareholder (only holders of common shares have voting rights);

b) two are appointed by BNDES Participações S/A - BNDESPAR, as established in the Shareholders’ Agreement signed with the State of Paraná (only holders of common shares have voting rights);

c) one is appointed by the Company’s employees as established in State Law no.8,096/85, regulated by the Decree no. 6,343/85 and by the State Law no. 8,681/87 (only holders of common shares have voting rights);

d) one is appointed by the minority of shareholders in compliance with article 239 of Law no. 6,404/1976 (Brazilian Corporation Law), being the election held separately (the controlling shareholders are not entitled to vote). Only holders of common and preferred shares have voting rights. The candidate elected is the one that obtains the highest representation percentage of the Company’s capital stock, with no minimum limit.

Manual para participação em Assembleia Geral de Acionistas 6/7

Nomination

Thus, considering that all vacant posts subject to itens “a”, “c” and “d” above were filled and ratified in the 60th Annual General Meeting, of April 23, 2015, the Company presents for consideration and vote of Shareholders at this ESM, to fill the vacant position of Board of Director, as a member appointed by the shareholder BNDES PARTICIPAÇÕES S/A – BNDESPAR, in accordance with the third clause, 3.1, “a” of the Shareholders’ Agreement signed with the State of Paraná, to complete the 2015-2017 term of office:

• Mr. Henrique Amarante da Costa Pinto.

Annex I - item 12.6 to 12.10 of the Reference Form.

Voting right

In this item of the agenda, only holders of common shares are entitled to vote.

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COMPANHIA PARANAENSE DE ENERGIA CNPJ: 76.483.817/0001-20 Código CVM: 1431-1
ANEXOS

12.6 / 8 - Composição e experiência profissional da administração e do conselho fiscal

INDICADO PELO BNDESPAR PARA O CONSELHO DE ADMINISTRAÇÃO

Nome	Idade	Órgão administração	Data da eleição	Prazo do mandato
Henrique Amarante Costa	55	Pertence à Diretoria e ao	30/07/2015	Mandato 2015/2017
Pinto		Conselho de Administração
CPF	Profissão	Cargo eletivo ocupado	Data de posse	Foi eleito pelo controlador

798.793.497-68	Engenheiro Mecânico	27 - Conselho de Adm.	31/07/2015	Não
Independente (Efetivo)
Outros cargos e funções exercidas no emissor
Não exerceu cargos e funções no emissor
Experiência profissional / Declaração de eventuais condenações
Funções atuais: Superintendente da Área de Estruturação de Projetos do BNDES
Principais atividades exercidas: Trabalha no BNDES desde 1982 onde ocupou várias posições, dentre elas: gerente na área de Mineração e Siderurgia no BNDES; gerente no Departamento de Investimento na área de Mercado de Capitais da BNDESPAR; e Superintendente e Chefe de Departamento de Divisão Operacional na BNDESPAR.
Formação: Mestrado em Administração pela COPPEAD-UFRJ e International Securities, Investment and Banking pela University of Reading UK; e Graduado em Engenharia Mecânica pela UFRJ.
Não há qualquer condenação criminal.

1

COMPANHIA PARANAENSE DE ENERGIA CNPJ: 76.483.817/0001-20 Código CVM: 1431-1
ANEXOS

12.7 - Composição dos comitês estatutários e dos comitês de auditoria, financeiro e de remuneração

Nome	Tipo comitê	Cargo ocupado	Profissão	Data eleição	Prazo do mandato
Carlos Homero Giacomini	Comitê de Auditoria	Presidente do Comitê	Médico	23/04/2015	2015/2017
CPF	Descrição outros comitês	Descrição outros cargos ocupados	Idade	Data posse
269.970.880-15			59	24/04/2015
Outros cargos e funções exercidas no emissor		Experiência Profissional / Declaração de Eventuais Condenações
Membro Efetivo do Conselho de Administração da Companhia Paranaense de Energia – Copel, eleito em 12/07/2011 para o Mandato 2011/2013 e reconduzido para os Mandatos: 2013/2015 e 2015/2017

Funções Atuais: Membro do Conselho de Administração e Presidente do Comitê de Auditoria da Companhia Paranaense de Energia - Copel; Médico da Secretaria de Estado da Saúde do Paraná.
Principais atividades exercidas: Diretor do Hospital Oswaldo Cruz (1985-1986); Diretor de Planejamento e Superintendente do Instituto Municipal de Administração Pública - Imap (1997-1998); Presidente do Instituto de Previdência dos Servidores do Município de Curitiba - IPMC (1999); Secretário Municipal de Recursos Humanos da Prefeitura de Curitiba (1999- 2002); Presidente do Imap de Curitiba (2005-2012); e Secretário Municipal de Planejamento e Gestão da Prefeitura de Curitiba (2009-2012).
Formação: Mestrado em Saúde Coletiva, pela Universidade Estadual de Londrina - UEL (1994); Especialização em Pediatria, com residência no Hospital Evangélico de Curitiba (1982); e Graduação em Medicina, pela Faculdade Evangélica de Medicina do Paraná (1980).
Não há qualquer condenação criminal.

2

COMPANHIA PARANAENSE DE ENERGIA CNPJ: 76.483.817/0001-20 Código CVM: 1431-1
ANEXOS

Nome	Tipo comitê	Cargo ocupado	Profissão	Data eleição	Prazo do mandato
José Richa Filho	Comitê de Auditoria	Membro do Comitê (Efetivo)	Engenheiro Civil	23/04/2015	2015/2017
CPF	Descrição outros comitês	Descrição outros cargos ocupados	Idade	Data posse
567.562.919-04			50	24/04/2015
Outros cargos e funções exercidas no emissor		Experiência Profissional / Declaração de Eventuais Condenações
Membro Efetivo do Conselho de Administração da Companhia Paranaense de Energia - COPEL, eleito em 28/01/2011 para o Mandato 2009/2011 e reconduzido para os Mandatos: 2011/2013 e 2013/2015.	Principais atividades exercidas:
Diretor administrativo e financeiro do Departamento de Estradas de Rodagem (DER), do Paraná; Diretor administrativo-financeiro da Agência de Fomento do Paraná S.A.; Secretário Municipal de Administração da Prefeitura de Curitiba.
Formação:
Pós-graduação em gestão pública, pela Sociedade Paranaense de Ensino e Informática; Graduação em engenharia civil, pela Pontifícia Universidade Católica do Paraná.
Outras informações:
Não há qualquer condenação criminal

3

COMPANHIA PARANAENSE DE ENERGIA CNPJ: 76.483.817/0001-20 Código CVM: 1431-1
ANEXOS

Nome	Tipo comitê	Cargo ocupado	Profissão	Data eleição	Prazo do mandato
Mauro Ricardo Machado Costa	Comitê de Auditoria	Membro do Comitê (Efetivo)	Administrador de Empresas	23/04/2015	2015/2017
CPF	Descrição outros comitês	Descrição outros cargos ocupados	Idade	Data posse
266.821.251-00			53	24/04//2015
Outros cargos e funções exercidas no emissor		Experiência Profissional / Declaração de Eventuais Condenações
Membro Efetivo do Conselho de Administração da Companhia Paranaense de Energia – Copel, eleito em 09/02/2015 para o Mandato 2013/2015.	Funções atuais: Membro do Conselho de Administração da Companhia Paranaense de Energia - Copel; Secretário de Estado da Fazenda do Estado do Paraná; Presidente do Conselho de Administração - FOMENTO PARANÁ; Presidente do Conselho de Administração – PARANACIDADE; Presidente do Conselho de Administração - Companhia de Saneamento do Paraná – SANEPAR; Membro do Conselho de Administração - Companhia de Habitação
do Paraná – COHAPAR; e Membro do Conselho de Administração - Agência Paraná de Desenvolvimento – APD.
Principais atividades exercidas: Auditor-Fiscal da Receita Federal do Brasil; Secretário da Fazenda do Estado de São Paulo (2007 a 2010); Secretário de Finanças da Prefeitura de São Paulo (2005-2006 e 2011-2012); Presidente da Fundação Nacional de Saúde – Funasa (1999 a 2002); Presidente da Companhia de Saneamento de Minas Gerais – Copasa (2003 a 2004); e Superintendente da Zona Franca de Manaus – Suframa (1996 a 1999).
Formação: Graduação em Administração de empresas, Centro Universitário de Brasília – UNICEUB (1981-1984); e Pós-graduação em Administração Pública, pela Fundação Getúlio Vargas (1988).
Não há qualquer condenação criminal

4

COMPANHIA PARANAENSE DE ENERGIA CNPJ: 76.483.817/0001-20 Código CVM: 1431-1
ANEXOS

12.9 - Existência de relação conjugal, união estável ou parentesco até o 2º grau relacionadas a administradores do emissor, controladas e controladores

Nome	CPF	Nome empresarial do emissor, controlada ou controlador	CNPJ	Tipo de parentesco com o administrador do emissor ou controlada
Cargo
Administrador do emissor ou controlada
José Richa Filho	567.562.919- 04	Companhia Paranaense de Energia - COPEL	76.483.817/0001-20	Irmão ou Irmã (1º grau por consangüinidade)
Conselheiro de Administração e Membro Efetivo do Comitê de Auditoria
Pessoa relacionada
Carlos Alberto Richa	123.456.789- 09	Estado do Paraná	76.416.890/0001-89
Governador do Estado do Paraná
Observação

5

COMPANHIA PARANAENSE DE ENERGIA CNPJ: 76.483.817/0001-20 Código CVM: 1431-1
ANEXOS

12.10 - Relações de subordinação, prestação de serviço ou controle entre administradores e controladas, controladores e outros

Nos últimos três exercícios, não houve relações de subordinação, prestação de serviço ou controle mantidas, entre administradores do emissor e: sociedade controlada, direta ou indiretamente, pelo emissor; controlador direto ou indireto do emissor.

6

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: June 26, 2015

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Luiz Fernando Leone Vianna
Luiz Fernando Leone Vianna Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.